SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 4)

WYNN RESORTS, LIMITED
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
983134 10 7
(CUSIP Number)
Kim Sinatra Senior Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ __ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,702,639 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,702,639 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,702,639 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 39.6% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes 24,153,417 shares (the “Wynn Shares”) acquired by Stephen A. Wynn (“Mr. Wynn”) on or prior to October 30, 2002.  The Wynn Shares may be considered community property under applicable Nevada state law.  Accordingly, Mr. Wynn and Elaine P. Wynn (collectively, the “Reporting Persons”) may be deemed to have shared voting and dispositive power over such shares.

2.
Includes 24,549,222 shares (the “Aruze Shares”) held by Aruze USA, Inc. (“Aruze USA”) that may be deemed to be beneficially owned by Mr. Wynn under the stockholders agreement, dated as of April 11, 2002, among Mr. Wynn, Aruze USA, Inc. and Baron Investment Funds Trust (formerly known as Baron Asset Fund) (“Baron”), as amended on November 8, 2006 and as further amended by that certain Waiver and Consent dated July 31, 2009 (the “Stockholders Agreement”).

3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 39.6%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own approximately 19.6% of the outstanding shares.

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ __ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,702,639 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,702,639 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,702,639 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 39.6% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes the Wynn Shares, which may be considered community property under applicable Nevada state law.  Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.

2.	Includes the Aruze Shares held by Aruze USA, Inc. that may be deemed to be beneficially owned by Mr. Wynn under the Stockholders Agreement.
3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 39.6%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own approximately 19.6% of the outstanding shares.

This Schedule 13D/A (this “Amendment No. 4”) hereby amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3” and, collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.        Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Persons may be deemed to beneficially own 48,702,639 shares of Common Stock, representing approximately 39.6% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Amendment No. 4 assume that the Issuer had 123,063,790 shares of Common Stock outstanding as of April 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed May 11, 2009.

(b) Power to Vote and Dispose. The Reporting Persons possess the shared power to vote and dispose of 24,153,417 shares of Common Stock representing the Wynn Shares, subject to the Stockholders Agreement (as amended by the Waiver and Consent) described in Item 6 below.  As a result of the Stockholders Agreement, the Reporting Persons possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, an additional 24,549,222 shares of Common Stock representing the Aruze Shares held by Aruze USA.  In addition, pursuant to the Stockholders Agreement, neither Mr. Wynn and Aruze USA (nor any of their respective permitted transferees (except as described in Item 6 below)) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of both Mr. Wynn and Aruze USA.

Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, NV 89119. To the knowledge of the Reporting Persons, Aruze USA beneficially owns the Aruze Shares, which constitute approximately 19.9% of the outstanding Common Stock of the Issuer.  To the knowledge of the Reporting Persons, Aruze Corp., a Japan public corporation and Aruze USA’s parent company, and Mr. Kazuo Okada, the founder, president and controlling shareholder of Aruze Corp., may be deemed to beneficially own the shares held by Aruze USA.

Except as set forth in the Stockholders Agreement, the Reporting Persons, on the one hand, and Aruze USA, on the other hand, do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

(c) Transactions within the past 60 days. Except as noted in this Amendment No. 4, Mr. Wynn has not effected any other transactions in the Issuer’s securities, including the Common Stock, within sixty (60) days preceding the date of this Amendment No. 4.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Waiver and Consent with respect to Stockholders Agreement

On July 31, 2009, Mr. Wynn, Aruze USA and Baron Investment Funds Trust (formerly known as Baron Asset Fund) (“Baron”) entered into that certain Waiver and Consent (the “Waiver and Consent”) with respect to the Stockholders Agreement.  Pursuant to the Waiver and Consent, (a) Baron and Aruze USA consented to the transfer of 395,805 shares of Common Stock held by certain grantor retained annuity trusts previously created by Mr. Wynn (in their capacity as permitted transferees under the Stockholders Agreement) for all purposes under the Stockholders Agreement, (b) Baron waived all of its rights under the Stockholders Agreement and (c) Mr. Wynn and Aruze USA waived the right of first refusal in connection with a transfer or proposed transfer of shares by Baron.

The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the Waiver and Consent which is filed herewith as Exhibit 4 and is incorporated herein by this reference.

Item 7.        Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit 4	Waiver and Consent, dated July 31, 2009, by and among Stephen A. Wynn, Baron Investment Funds Trust (formerly known as Baron Asset Fund) and Aruze USA, Inc.

Exhibit 5
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009

STEPHEN A. WYNN

/s/ Stephen A. Wynn__________
Stephen A. Wynn

ELAINE P. WYNN

Elaine P. Wynn_____________
Elaine P. Wynn

EXHIBIT INDEX

Exhibit	Description

4	Waiver and Consent, dated July 31, 2009, by and among Stephen A. Wynn, Baron Investment Funds Trust (formerly known as Baron Asset Fund) and Aruze USA, Inc.

5
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).